EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Registered Name			%
(business is conducted under the registered names)	Domicile	Owner	held

Sancon Recycling Pty Ltd.	Australia	Sancon	100
Status: The company was under administration and wound up by the directors.

Sancon Resources Recovery (Shanghai) Co., Ltd. (“Sancon SH” hereinafter)	Shanghai	Sancon	70
Status: The shareholding was sold to Mr. Jack Chen on October 31, 2011.

Crossover Solutions Inc.	British Virgin Island	Sancon	100
Status: The shareholding was sold to Mr. Jack Chen on October 31, 2011.

Sheng Rong Environment Protection Technology Co., Ltd.	Shanghai	Sancon SH	52
Status: The company was owned by Sancon SH which was sold to Mr. Jack Chen on October 31, 2011.